Exhibit 6

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF JANUARY 23, 2019

This section provides information that supplements the information about Colombia contained in Colombia’s 2017 Annual Report on Form 18-K for the fiscal year ended December 31, 2017 (“2017 Annual Report”), filed with the SEC on September 6, 2018, as amended by Amendment No. 1 thereto, filed on Form 18-K/A with the SEC on January 18, 2019, and as it may be further amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2017 Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2017 Annual Report, as amended to date.

Republic of Colombia

Government and Political Parties

In the presidential elections that took place on May 27, 2018, Iván Duque won the first ballot with 39.14% of the vote. On June 17, 2018, Iván Duque won the second ballot and was elected President of the Republic of Colombia with 53.98% of the vote. President Duque took his oath and assumed the office of the President on August 7, 2018. The next presidential election is scheduled for May 2022.

The composition of the Congress for the period 2018-2022 was modified to expand the number of seats in both of its chambers. As a result of the peace agreement signed with the Fuerzas Armadas Revolucionarias Colombianas (Colombian Revolutionary Armed Forces, or “FARC”), and the political reform approved in 2015, a total of 12 congressional seats were added, increasing the total number of congressional seats from 268 to 280. The 12 additional seats were distributed in the following manner:

1.	FARC members were awarded 5 seats in the Senate and 5 seats in the Chamber of Representatives; and

2.

An additional seat was added in the Senate, for the candidate who obtained the second highest vote in the presidential elections and an additional seat in the Chamber of Representatives was added for the losing vice presidential candidate.

Senators are elected on a non-territorial basis, while Representatives are elected on the basis of proportional, territorial representation.

The Special Jurisdiction for Peace (“JEP”) is the justice component of the integral system of truth, justice, reparation and non-repetition, implemented by the peace agreement between the national government and the FARC, which entered into force in March, 2017. The JEP has the function of administering transitional justice and learning about the crimes committed within the framework of the armed conflict prior to December 1, 2016. The JEP was created to last for no more than 20 years.

Corruption Investigations

On January 12, 2017, the Fiscalia General de la Nación initiated a corruption investigation into the activities of the Brazilian construction firm Odebrecht. While the investigation is still on going, to date, five people have been convicted, including two former public officials.

On September 14, 2018, the Superintendencia de Industria y Comercio initiated a corruption investigation into Odebrecht’s actions in relation to the adjudication of the Ruta del Sol II highway concession.

On December 13 2018, a local court disqualified Odebrecht from bidding and contracting with the Republic for a period of 10 years.

Internal Security

The level of criminal activity has generally shown a decreasing trend since August 2002. In particular, violence by guerilla organizations has generally decreased. Incidents of homicide decreased from 15,419 in 2013 to 13,343 in 2014, 12,782 in 2015, 12,402 in 2016 and 12,237 in 2017. Incidents of kidnapping decreased from 305 in 2012 to 299 in 2013, 288 in 2014, 213 in 2015, 207 in 2016 and 195 in 2017. Incidents of terrorism decreased from 890 in 2013 to 763 in 2014, 443 in 2015, 224 in 2016 and 123 in 2017. From January to October 2018, homicides increased by 6.2% to 10,579 from 9,957 reported in the same period in 2017. From January to October 2018, kidnappings decreased by 14.7% to 145 from 170 during the same period in 2017, and incidents of terrorism increased by 11.5% to 126 from 113 in the same period in 2017.

Over the past two decades, Colombia has implemented various measures to address the violence associated with the guerilla movements, including bilateral negotiations, enactment of legislation to protect the victims of armed conflicts, increased investment and economic development in conflict areas and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income.

On September 4, 2012, then President Santos announced a “General Agreement for the Termination of Conflict” between the Government and the FARC. The agreement established a procedure that aimed to end the armed conflict. The proposed peace process included an agenda with five concrete points, each of which was subject of a subsequent agreement between the Government and the FARC. The five points were: (i) rural development; (ii) guarantees for political opposition and public participation; (iii) the end of armed conflict; (iv) combatting drug trafficking; and (v) the rights of the victims. The agreement did not contemplate the cession of land or cessation of military operations. Negotiations started in the first half of October 2012 in Oslo, Norway and continued in Havana, Cuba.

On June 23, 2016, the Government and the FARC announced an agreement to enter into a definitive ceasefire and disarmament of FARC. The agreement also included security guarantees and measures to combat criminal organizations that commit crimes against social, political and human rights groups, especially criminal organizations that are successors to paramilitary groups, and groups that threaten the peace agreement.

The objective of the ceasefire and disarmament was to end offensive operations between the Colombian army and the FARC, in order to create the conditions for the execution of a final peace agreement and to reincorporate FARC’s members to civil society. The final agreement contemplates that the FARC militias will leave their camps and relocate to 23 transitory zones and 8 base camps in order to start their reincorporation to civil society. The process is being monitored by the Government, the FARC and the previously described mission of the United Nations. On August 24, 2016, a final peace agreement was reached between the Government and the FARC. The agreement detailed the five fundamental points to terminating the conflict, corresponding to the five concrete agenda points established in 2012: (i) a final ceasefire and disarmament and bilateral end to hostilities; (ii) protection of victim’s rights and the JEP, which includes a tribunal, the Tribunal for Peace, to prosecute those who committed crimes related to, and on either side of, the conflict; (iii) an investment plan for rural areas and peasant farmers, (iv) reincorporation of members of FARC into civil and political life and (v) a successful fight against drug trafficking.

On September 26, 2016, then President Santos and the leader of FARC Rodrigo Londoño Echeverri, a.k.a. Timochenko, executed the peace agreement in Cartagena, Colombia, in the presence of representatives of the international community, including the guarantor countries and the Secretary General of the United Nations. The peace agreement was subject to, and was rejected by, a plebiscite that took place on October 2, 2016. As a result, then President Santos reopened negotiations with the FARC and the plebiscite opposition with the goal of revising the final version of the peace agreement.

On September 27, 2016, then President Santos announced the possibility of a public phase of peace dialogues with the National Liberation Army (“ELN”), provided that the ELN release the hostages it still holds. Former President Santos further mentioned that the Government and the ELN have agreed on the agenda of the negotiations.

On October 10, 2016, the Government announced the installation of the public phase of negotiations with the ELN. The delegations of the Government and the ELN agreed: (i) to install a public negotiation table in Quito, Ecuador on October 27, 2016; (ii) that the agenda of talks would begin with a discussion of the participation of society in building peace; and (iii) to start the process of releasing kidnapped / retained persons by October 27, 2016. In addition, each party agreed, from October 27, 2016, to engage in other humanitarian actions and dynamics to create a favorable environment for peace. On January 14, 2017, the delegations of the Government and the ELN attended a meeting in Ecuador to discuss the sequence of events for peace negotiations. On June 6, 2017, the delegation of the Government and the ELN agreed to: (i) create a team for the education and communication of peace, in order to promote the culture of peace through the generation of trust and credibility, which will support the dialogues and agreements that may be reached, (ii) a “group of countries for support and cooperation” which will consist of Germany, the Netherlands, Italy, Sweden and Switzerland, and (iii) the establishment of the financing fund for the table of talks between the Government and the ELN.

On October 21, 2016, delegations from the Government and the FARC returned to Havana, Cuba, to continue the dialogue and to address several of the concerns of the plebiscite opposition. On November 24, 2016, then President Santos and the leader of the FARC, Rodrigo Londoño Echeverri, executed a new peace agreement in Bogota. The new agreement included changes that addressed some of the plebiscite opposition’s concerns, including: (a) revisions to the treatment of drug traffic offenses, including lowering the amnesty from prosecution from two years to one; (b) several changes to the Tribunal for Peace, including judicial review of the decisions by Colombian courts and modifications to the Tribunal’s composition, from one partially composed of international jurists to one composed only of Colombian jurists; (c) the requirement that FARC provide a list of its assets to be used in reparations for victims; and (d) lowering the amount of funds the political movement of FARC will receive in the four years after the agreement. Former FARC members will still be allowed participation in Congress.

On November 30, 2016, Congress approved the peace agreement. In December 2016, Colombia’s Constitutional Court approved the revised peace agreement and declared constitutional the ratification of the agreement by Congress through a “fast track” legislative process, which reduces the number of legislative sessions required, prevents efforts to amend elements of the peace agreement and removes the need to have the peace agreement approved by another plebiscite. The peace agreement contains a timeline for implementation of certain provisions of the agreement based on the number of days from the day the agreement went into effect, referred to as the D-day. Certain actions were taken as early as D+1 and others, such as disarmament of FARC, were contemplated to be completed by D+180, or 180 days after the agreement went into effect.

On December 10, 2016, then President Santos, accompanied by a group of victims of the armed conflict in Colombia, received the Nobel Peace Prize. In January 2017, the National Commission of Security Guarantees was created in order to monitor and dismantle criminal organizations that threaten social leaders and the implementation of the Peace Agreement. In February 2017, 6,934 members of the FARC arrived at the 26 concentration areas situated across the country to begin the disarmament process. In March 2017, the Congress approved the legislative act which institutes the Integral System of Truth, Justice, Reparation and Non-Repetition. This act also creates the Special Peace Jurisdiction, which is the judicial component of the system. On June 2017 members of the FARC finished the disarmament process, having the United Nations acting as observer in the process. On July 10, 2017, then President Santos signed a presidential decree which granted amnesty to 3,252 members of the FARC convicted of political crimes. In total 7,400 members of the FARC have received amnesty, 6,005 by decree and 1,400 through the courts.

On May 5, 2017, the President of the United States signed an economic assistance bill that ensures Colombia will receive U.S. $450 million that was pledged in commemoration of the fifteen-year anniversary of Plan Colombia, the U.S. initiative to aid the Colombian Government with its ongoing war on drugs. The assistance will be allocated by Colombia to fund peace efforts called “Paz Colombia”.

On September 4, 2017, the Government and the ELN entered into a temporary ceasefire and ceased hostilities between October 1, 2017 and January 12, 2018. The agreement included security guarantees, commitment to suspend any kidnapping against national or foreign citizens, any attempt against the infrastructure of the country, including pipelines, and forceful recruitment of minors. However, in January 2018, the ELN breached the agreement by staging attacks in the Casanare, Arauca, and Boyacá Departments. The Government objected to these actions and as a result, the ceasefire was terminated. The Government has stressed the importance of compliance with the agreements as a precondition for the continuation of peace talks.

On May 5, 2018, the ELN and the Government announced the continuation of peace talks in Havana, Cuba. The current cycle of negotiations was focused on agreeing to a new ceasefire and future participation in society. The ELN agreed to a unilateral ceasefire taking place during June 15, 2018 and June 19, 2018. When President Duque assumed office in August 2018, he announced in his inaugural address that his Government would take a period of time to analyze the peace process with the ELN and stated that a credible process would require a total cessation in criminal activity, with strict international supervision and defined time limits. Since then, the ELN has freed a number of hostages, but has not agreed to a ceasefire. In late September 2018, President Duque announced in a meeting with the President of the United States that the Government would not accept Venezuela as guarantor to the peace process with ELN and that the Government was not willing to continue peace talks with the ELN until they permanently ceased all criminal activities and freed all hostages.

On January 10, 2019 the High Commissioner for Peace, Legality and Coexistence assured that the suspension of the arrest warrants of the ELN negotiators and the maintenance of peace delegates in Havana was a sign of the Government’s willingness to resume talks with the ELN.

On January 15, 2019, President Duque, during his meeting with the head of the United Nation’s verification mission in Colombia, Carlos Ruiz Massieu, reaffirmed the commitment of the Government to the reintegration of ex-combatants, comprehensive reparation to victims of violence, and the promotion of 170 municipalities impacted by violence and poverty.

On January 17, 2019, a car bomb was detonated in a police academy in Bogotá. The Government announced that the ELN was behind the attack and the ELN has admitted to having committing it. As a result, the peace talks with the ELN have been suspended and arrest warrants for its negotiators have been reinstated.

Other Domestic Initiatives

On March 6, 2018 the Government enacted Decree 437 of 2018, which establishes a public policy aimed at promoting religious tolerance and fostering religious freedom.

On April 17, 2018, the Government enacted Decree 660 of 2018, which seeks to provide comprehensive protection to all communities with the support and coordination of territorial entities. This decree was enacted within the framework of the peace agreement reached with the FARC.

On August 26, 2018, a referendum was held to decide on the implementation of certain anti-corruption measures. Seven questions were on the ballot. Although every single proposal received a 99% approval, none of the proposals met the minimum threshold of votes.

On December 28, 2018, Law No. 1943 (the “Financing Law”) was signed by President Duque. The Financing Law, which entered into force on January 1, 2019, aims to increase government revenues by approximately Ps. 7.5 trillion pesos. The Financing Law includes, among others, the following measures: (1) a new transactional tax on the sale of certain real estate; (2) a regular VAT for beer and for certain sugar drinks; (3) a 1% annual wealth tax on certain individuals for years 2019, 2020, and 2021; and (4) a tax on certain dividends at a rate of 7.5% or 15% depending on the nature of the recipient of the dividend. Further, the Financing Law strengthens the DIAN; increases the Republic’s ability to collect fiscal revenues; promotes formal employment; incentivizes large-scale investments that create more than 250 new jobs; and promotes incentives for investments in sectors of the Orange economy, including cultural and creative industries such as architecture, audiovisual arts, digital services, fashion, graphic and industrial design, handcrafts, music and software.

Humanitarian Crisis in Venezuela

On August 22, 2015, President Nicolás Maduro of Venezuela declared a state of emergency in certain parts of the border with Colombia and closed the borders due to alleged violence and smuggling. Certain Colombian citizens who had been living in Venezuela in the areas affected by the state of emergency have been since deported. On September 7, 2015, then President Santos signed Decree No. 1770 of 2015, which placed 40 municipalities in seven departments near the border in a state of economic, social and ecological emergency as a response to the border crisis. The decree provides the government with the authority to act in several areas in order to relieve the effects of the border closing. On August 11, 2016, the governments of Venezuela and Colombia agreed to reopen the border in a gradual, orderly and controlled manner. This process began with the opening of five access points between the two countries: the Simón Bolívar and La Unión bridges, in Norte de Santander; the José Antonio Páez bridge, in Arauca; Paraguachón, in La Guajira and Puerto Carreño, in Vichada, helping to improve the situation of trade, health and combat smuggling. On December 13, 2016, the government of Venezuela announced unilaterally the closure of the border with Colombia for a period of 72 hours.

As of September 30, 2018 the Foreign Affairs Ministry estimated that approximately 1 million Venezuelans lived in Colombia, most of them fleeing the social and economic crisis of their home country.

On November 23, 2018, the Department of National Planning published CONPES 3950, aimed at addressing the influx of Venezuelan migrants. The action plan aims to provide health care and education to Venezuelan migrants. The plan further provides for increased attention to children and the elderly. The provision of water, food and housing is also addressed. A total of $422 million pesos have been directed for these purposes.

International Organizations

On May 25, 2018, the Organization for Economic Co-operation and Development (“OECD”) invited Colombia to become a member of the organization. On January 8, 2019, President Duque enacted law 1950, which ratified the adhesion of the Republic to the OECD.

On May 31, 2018, Colombia joined the North Atlantic Treaty Organization (“NATO”) as a global partner.

On August 21, 2018, Foreign Affairs Minister, Carlos Holmes Trujillo, met with Governors and representatives of Departments bordering Venezuela. The meeting was aimed at addressing the refugee and humanitarian crisis in Venezuela. The Government plans to implement the following three strategies:

1.	Local: Provide access to health, education, safety and housing to Venezuelan refugees;

2.	Regional: Jointly address the refugee crisis in coordination with other regional countries; and

3.	Multilateral: Request assistance from the OAS.

On August 27, 2018, Colombia notified the Union of South American Nations (“UNASUR”), of its intent to withdraw from the international body. The withdrawal will take effect within six months of the notification.

On October 4, 2018, Law No. 1939 was enacted into law by President Duque. Law 1939 implements the double taxation treaty signed on November 2, 2016 between the United Kingdom and the Republic. The main objective of the treaty is to prevent fiscal fraud.

Economy

Gross domestic product

Real GDP grew by 4.5%, 4.7% and 3.0% in 2013, 2014 and 2015, respectively. Based on preliminary figures, real GDP grew by 2.0% in 2016 and 1.8% in 2017. According to preliminary figures, real GDP grew 1.9%, 1.7%, and 1.7% and 1.8% during the first, second, third and fourth quarters in 2017 as compared to the same quarters in 2016. According to preliminary figures, real GDP grew 2.2%, 2.8% and 2.7% during the first, second and third quarters of 2018 as compared to the same quarters in 2017.

The services sector has traditionally been the largest sector of the Colombian economy. According to preliminary figures, in 2017, the services sector increased by 2.9% in real terms and represented 57.0% of GDP. The manufacturing sector decreased by 2.0% in real terms in 2017 and represented approximately 12.0% of GDP in 2017. Agriculture, livestock, fishing, forestry and hunting have also traditionally played an important role in the Colombian economy. Production in this sector increased by 5.6% in real terms in 2017, and the sector accounted for 6.2% of GDP in 2017. Construction decreased by 2.0% in real terms in 2017 and accounted for 7.0% of GDP in 2017. Mining and quarrying (including oil) decreased by 4.3% in real terms in 2017 and represented 5.3% of GDP in 2017. Electricity, gas and water grew by 0.8% in real terms in 2017 and represented 3.0% of GDP in 2017.

According to preliminary figures, during the first quarter of 2018 the sectors that experienced the greatest real growth over the same quarter in 2017 were public administration and defense, social health, education and domestic services (5.9%), professional, scientific and technical activities (5.1%), and financial services activities (4.8%). The sectors that experienced the greatest decreases were mining and quarrying (-3.8%) and construction (-3.5%).

According to preliminary figures, during the second quarter of 2018 the sectors that experienced the greatest real growth over the same period in 2017 were agriculture, livestock, fishing, forestry and hunting (5.8%), professional, scientific and technical activities (5.6%), and public administration and defense, social health, education and domestic services (5.3%). The sectors that experienced the greatest decreases were construction (-6.0%) and mining and quarrying (-2.6%).

According to preliminary figures, during the third quarter of 2018 the sectors that experienced the greatest real growth over the same period in 2017 were public administration and defense, social health, education and domestic services (4.5%), communication (3.7), and professional, scientific and technical activities (3.6%).

Impact of Oil Prices

The mining sector (including oil) was a significant contributor to the Colombian economy and is a principal source of exports. The mining sector grew 5.3% in real terms in 2013 and contracted 1.3% and 1.1% in real terms in 2014 and 2015, respectively. According to preliminary figures, the mining and quarrying sector contracted 3.0% in real terms in 2016 and 4.3% in real terms in 2017. According to preliminary figures, the mining sector contracted 3.8% during the first quarter and 2.6% during the second quarter and grew 1.0% in the third quarter of 2018. Oil and its derivatives accounted for 55.2% of total exports in 2013, 52.8% of total exports in 2014, 40.4% of total exports in 2015, 34.0% in 2016 and 34.8% in 2017. According to preliminary figures, oil and its derivatives accounted for 40.0% of total exports from January to October 2018. On June 14, 2018, the Government published its medium-term fiscal framework, which reflected the Government’s expectation that the recovery of oil prices would result in an increase in revenues in the mining and energy industry sector of approximately 0.6% of GDP. As a result, the Fiscal Rule Advisory Council (Comite Consultivo de la Regla Fiscal) anticipates that the Central Government fiscal deficit will decrease to 3.1% of GDP for 2018, compared to 3.6% of GDP for 2017. The Central Government expects to meet the deficit level allowed under the Fiscal Rule for 2018 through a spending decrease of 0.1% of GDP and increases in oil revenues of 0.6% of GDP.

Principal Sectors of the Economy

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. According to statistics compiled by DANE, the mining sector as a whole (including the petroleum industry) accounted for approximately 5.3% of GDP in 2017, as compared to 5.6% in 2016. Mining sector production continued to decrease in 2017, recording a contraction of 4.3% as compared to a contraction of 3.0% in 2016. According to preliminary figures, mining sector production decreased by 3.8% in the first quarter, 2.6% in the second quarter and grew 1.0% in the third quarter of 2018.

Services

In 2010, the Government set a goal of quadrupling the number of internet broadband connections from 2.2 million to 15.3 million by May 2017 through the “Plan Vive Digital”, a program designed to reduce unemployment and poverty while increasing competitiveness. In the fourth quarter of 2017, the number of internet broadband connections exceeded the target, reaching a total of 16.2 million broadband subscribers, a 5.8% increase from the same quarter in 2016.

Role of the State in the Economy

In 2017, the most important state-owned non-financial companies included Ecopetrol S.A., Medellín’s urban transit system (the “Medellín Metro”) and the energy transmission company ISA.

The following table sets forth selected financial data for the principal non-financial state-owned enterprises:

Principal Non-Financial Public Sector Enterprises

	Total Assets on Dec. 31, 2017(1)	Total Liabilities on Dec. 31, 2017(1)	Net Profits for 2017(2)	Total External Debt Guaranteed by the Republic on Dec. 31, 2017
	(millions of U.S. dollars)
Ecopetrol S.A.	$40,441	$23,758	$2,481	$0
ISA	14,547	8,373	482	0
Medellín Metro	1,573	2,154	(3)	23.5

(1)	Audited. Converted into U.S. dollars at the rate of Ps. 2,984.0/$1.00, the representative market rate on December 31, 2017
(2)	Converted into U.S. dollars at the rate of Ps. 2,984.0/$1.00, the average representative market rate for January-December 2017.

Source: Directorate of Banking Investment—Ministry of Finance and Public Credit

Ecopetrol S.A. reported a net profit of approximately Ps. 7.4 trillion in 2017, compared with a reported net profit of approximately Ps. 2.4 trillion in 2016, mainly due to efficiencies and structural cost savings. These efficiencies provided for an increase in local and international exploration and production and an increase in oil reserves. Total savings and efficiencies in 2016 amounted to Ps. 2.47 trillion. Ecopetrol S.A. contributes to public sector revenues through a combination of income taxes, royalties and dividends. Ecopetrol S.A.’s total direct contribution to governmental revenues was Ps. 5.5 trillion in 2017, compared to Ps. 5.6 trillion in 2016. The principal sources of Ecopetrol S.A.’s contribution to public sector revenues during 2017 were approximately Ps. 3.7 trillion in royalties, Ps. 836,850 billion in dividends paid with respect to profits earned in 2016 and Ps. 2.2 trillion in income taxes.

ISA’s net profit in 2017 totaled Ps. 1,438 billion, as compared to Ps. 2,137 billion in 2016.

Medellín Metro registered a net loss of Ps. 8.5 billion in 2017 as compared to a net profit of Ps. 154.2 billion in 2016, mainly due to a reduction of pledged income for a total of Ps. 126.8 billion from the City of Medellin and Ps. 8.8 billion from the Department of Antioquia.

Environment

The Plan Nacional de Desarrollo approved in June 2015 now includes as one of the six strategies of the Government, Crecimiento Verde (“Green Growth”), a program promoting research, technological development and innovation for strengthening national and regional competitiveness with products and activities that contribute to sustainable development and growth with a low carbon footprint.

On June 16, 2017, the Congress unanimously ratified the Paris Agreement to reduce greenhouse gas emissions.

Employment and Labor

The following table presents national monthly average rates of unemployment from January 2013 through November 2018, according to the methodology adopted by DANE:

National Monthly Unemployment Rates(1)

	2013	2014	2015	2016	2017	2018
January	12.1%	11.1%	10.8%	11.9%	11.7%	11.8%
February	11.8	10.7	9.9	10.0	10.5	10.8
March	10.2	9.7	8.9	10.1	9.7	9.4
April	10.2	9.0	9.5	9.0	8.9	9.5
May	9.4	8.8	8.9	8.8	9.4	9.7
June	9.2	9.2	8.2	8.9	8.7	9.1
July	9.9	9.3	8.8	9.8	9.7	9.7
August	9.3	8.9	9.1	9.0	9.1	9.2
September	9.0	8.4	9.0	8.5	9.2	9.5
October	7.8	7.9	8.2	8.3	8.6	9.1
November	8.5	7.7	7.3	7.5	8.4	8.8
December	8.4	8.7	8.6	8.7	8.6	—

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.
Source:	DANE.

The following table presents national quarterly average rates of employment by gender for the periods indicated:

National Quarterly Employment Rates by Gender

	2013		2014		2015		2016		2017		2018
	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men	Women	Men
First Quarter	44.8%	68.3%	45.3%	68.3%	46.3%	69.2%	46.4%	68.6%	46.0%	68.5%	45.3%	68.0%
Second Quarter	47.5	68.7	47.8	69.2	48.7	69.9	48.4	69.2	48.7	69.6	47.7	69.2
Third Quarter	47.5	69.2	48.1	69.5	48.4	69.4	47.7	69.4	47.5	69.3	47.3	69.2
Fourth Quarter	48.5	71.2	49.2	71.6	49.7	72.0	49.5	71.1	48.9	70.2	—	—

Source: DANE.

The following tables present the distribution of national employment by sector of the economy for the periods indicated:

National Quarterly Employment Rates by Sector

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	17.7%	16.1%	16.7%	17.0%
Mining and quarrying	1.2%	1.1%	1.3%	0.6%
Manufacturing	11.8%	12.7%	11.6%	12.0%
Electricity, gas and water supply	0.5%	0.5%	0.5%	0.5%
Construction	5.5%	5.5%	5.8%	6.4%
Retail, hotels and restaurants	27.8%	27.1%	27.3%	27.6%
Transport, storage and communications	8.6%	8.6%	8.0%	7.9%
Financial intermediation	1.3%	1.3%	1.5%	1.4%
Real estate, renting and business activities	7.2%	7.1%	7.1%	6.9%
Community, social and personal services	18.4%	20.1%	20.0%	19.6%
Total	100.0%	100.0%	100.0%	100.0%

	2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.4%	15.6%	16.6%	16.4%
Mining and quarrying	1.0%	1.1%	1.1%	0.7%
Manufacturing	11.8%	12.3%	11.6%	12.3%
Electricity, gas and water supply	0.6%	0.6%	0.5%	0.6%
Construction	5.9%	5.9%	5.9%	6.5%
Retail, hotels and restaurants	27.7%	27.2%	27.0%	27.2%
Transport, storage and communications	8.6%	8.3%	8.1%	8.3%
Financial intermediation	1.4%	1.3%	1.5%	1.2%
Real estate, renting and business activities	6.9%	7.2%	7.6%	7.4%
Community, social and personal services	19.7%	20.6%	20.1%	19.3%
Total	100.0%	100.0%	100.0%	100.0%

	2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.3%	15.4%	15.9%	16.8%
Mining and quarrying	0.8%	1.0%	1.1%	0.8%
Manufacturing	12.2%	12.2%	11.2%	11.8%
Electricity, gas and water supply	0.6%	0.5%	0.5%	0.5%
Construction	6.4%	6.1%	6.3%	6.2%
Retail, hotels and restaurants	27.4%	27.1%	27.8%	27.5%
Transport, storage and communications	8.5%	8.4%	8.1%	7.7%
Financial intermediation	1.4%	1.3%	1.4%	1.3%
Real estate, renting and business activities	7.4%	7.7%	7.5%	7.8%
Community, social and personal services	19.0%	20.2%	20.2%	19.6%
Total	100.0%	100.0%	100.0%	100.0%

	2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.0%	15.8%	16.3%	16.3%
Mining and quarrying	0.9%	0.9%	1.0%	0.6%
Manufacturing	11.0%	11.6%	11.3%	12.1%
Electricity, gas and water supply	0.6%	0.5%	0.4%	0.6%
Construction	6.4%	6.4%	6.2%	6.2%
Retail, hotels and restaurants	28.2%	27.6%	27.9%	27.8%
Transport, storage and communications	8.5%	8.0%	7.9%	7.7%
Financial intermediation	1.5%	1.4%	1.5%	1.5%
Real estate, renting and business activities	7.7%	7.9%	7.8%	8.1%
Community, social and personal services	19.3%	19.8%	19.6%	19.2%
Total	100.0%	100.0%	100.0%	100.0%

	2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	16.2%	16.4%	16.9%	17.1%
Mining and quarrying	0.8%	1.0%	1.0%	0.6%
Manufacturing	11.5%	12.2%	11.2%	12.2%
Electricity, gas and water supply	0.5%	0.5%	0.5%	0.5%
Construction	6.1%	6.0%	6.1%	6.3%
Retail, hotels and restaurants	27.8%	26.6%	27.1%	27.2%
Transport, storage and communications	8.5%	8.1%	7.9%	7.9%
Financial intermediation	1.4%	1.4%	1.4%	1.3%
Real estate, renting and business activities	8.1%	8.1%	8.3%	8.3%
Community, social and personal services	19.2%	19.8%	19.7%	18.6%
Total	100.0%	100.0%	100.0%	100.0%

	2018
	First Quarter	Second Quarter	Third Quarter
Agriculture, fishing, hunting and forestry	17.1%	16.1%	16.5%
Mining and quarrying	0.9%	1.1%	1.1%
Manufacturing	11.6%	12.1%	11.9%
Electricity, gas and water supply	0.6%	0.6%	0.6%
Construction	5.8%	6.0%	6.4%
Retail, hotels and restaurants	27.5%	26.7%	27.0%
Transport, storage and communications	8.2%	8.0%	7.9%
Financial intermediation	1.3%	1.3%	1.5%
Real estate, renting and business activities	8.1%	7.8%	7.6%
Community, social and personal services	19.0%	20.3%	19.6%
Total	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

Poverty

In September 2011, the Departamento Nacional de Planeación (“DNP”) released a new methodology that changed the poverty line and the construction of the family aggregate income. The following table shows the percentage of the population with incomes below the poverty line for the years indicated, following the new methodology.

Poverty in Colombia(1)

(percentage of population below poverty line—

(Annual))

2013	30.6%
2014	28.5%
2015	27.8%
2016	28.0%
2017	26.9%

(1)

The poverty line is defined as the minimum level of income necessary to acquire an adequate amount of food and primary goods. Households whose annual income falls below that level are considered to be living in poverty. Households whose monthly income per-capita was lower than Ps. 250.620 for 2017, Ps. 241,673 for 2016, Ps. 223,638 for 2015, Ps. 211,807 for 2014 and Ps. 206,091 for 2013 were considered to be living in poverty. Households whose per-capita income was lower than Ps. 116.330 for 2017, Ps. 114,692 for 2016, Ps. 102,109 for 2015, Ps. 94,103 for 2014 and Ps. 91,698 for 2013 were considered to be living in extreme poverty.

Source: DANE.

Although Colombia does not have a welfare system, the Government modified the pension system in 1993 to serve social welfare needs. For further discussion of the pension system, see “Public Sector Finance—Public Sector Accounts—Expenditures” in the 2015 Annual Report. Also in 1993, legislation created a decentralized health care system with the goal, in the long term, to provide subsidized care to the entire population.

Health Care Reform

On February 16, 2015, then President Santos and then Health Minister Alejandro Gaviria promoted, and Congress later enacted Law 1751, which establishes health as an autonomous fundamental right. Under the law, the provision of emergency services becomes mandatory, eliminating any requirement for authorization prior to treatment. The law also provides that administrative or economic reasons cannot interrupt a patient’s care. Additionally, it establishes a cap on medicine prices based on international reference prices.

Other Government Initiatives to Combat Poverty

Among the initiatives that the Government has undertaken to alleviate poverty in Colombia is a program called “De cero a siempre”, which seeks to promote and ensure children’s comprehensive development from conception until the age of six. Furthermore, the Government has continued to develop the “Families in Action” program, a monetary transfer program that seeks to reduce poverty and income inequality by encouraging poor families to make certain commitments in education and health. The Government has also implemented the “Women Savers in Action Program”, which seeks to promote the autonomy and empowerment of women, as well as the “Income Generation and Employability Program”, which aims to provide job training and encourage entrepreneurship.

On May 28, 2015, then President Santos presented a program called “Plan de Impulso a la Productividad y el Empleo” (“PIPE 2.0”). This plan seeks to stimulate the economy and mitigate the impact of the economic slowdown. This initiative seeks to generate investment in cross-sectors such as infrastructure, education, public works, housing, industry and mining. It included almost Ps. 17 trillion of investments.

On July 6, 2015, then President Santos signed into law the Anti-Smuggling Act, intended as an effective tool to preserve formal employment and prosecute money laundering. This law increases penalties and fines, and gives more powers to the police and the Dirección de Impuestos y Aduanas Nacionales de Colombia (“DIAN”) to combat smuggling.

On June 21, 2016, then President Santos enacted into the “Red Unidos” act which established a network aimed at the reduction of extreme poverty. The network is made up of the entities of the state that provide social services aimed at the population in extreme poverty, mayors, governors, the private sector, and the beneficiaries of welfare.

Foreign Trade and Balance of Payments

Balance of Payments

In June 2014, Banco de la República adopted the sixth edition of the IMF’s Balance of Payments Manual framework and incorporated changes in balance of payments statistics from 2000 onward. The key changes from the fifth edition to the sixth edition of the IMF’s Balance of Payments Manual methodology include the reclassification of accounts within the balance of payments. On the current account side, a financial intermediation services account (FISIM) has been created and is included within the services account. The corresponding information was previously incorporated in the income line. On the capital account side, loans between affiliates (for nonfinancial sector companies), which had previously been incorporated within the loans account, are now included in the direct investment account. Furthermore, changes in the format for the presentation of information have been incorporated. Additionally, measurements of exports in the table “Balance of Payments” are different from the table “Exports (FOB) by Group of Products” and from the table “Trends in the Composition of Exports”, because these two latter tables do not incorporate special trade operations and commerce from the Free Trade Zones.

According to preliminary figures, Colombia’s current account registered a U.S. $10,508 million deficit in 2017, compared to a U.S. $12,025 million deficit in 2016. The decrease in the current account deficit was mainly due to an increase in exports of goods and services.

The financial account registered a U.S. $9,856 million deficit in 2017, compared to a U.S. $12,275 million deficit in 2016. The decrease in the deficit was mainly caused by an increase in portfolio investment and other investment accounts

According to preliminary figures, Colombia’s current account registered a deficit of U.S. $9,019 million for the first nine months of 2018, compared to a deficit of U.S. $8,850 million for the same period in 2017. The financial account registered a deficit of U.S. $18,655 million for the first nine months of 2018, compared to a U.S. $8,313 million deficit for the same period in 2017. The decrease in the deficit in 2018 compared to 2017 was due to a decrease in imports relative to exports.

The following table presents the balance of payments figures for the periods indicated based on the nine edition of the IMF’s Balance of Payments Manual:

Balance of Payments(1)(2)(3)(4)

	For the Year ended December 31,					For the first nine months ended September 30,
Account	2013	2014	2015	2016	2017	2017	2018
	(in Millions of U.S. Dollars)
Current Account	(12,500)	(19,762)	(18,564)	(12,025)	(10,508)	(8,850)	(9,019)
Credit (Exports)	76,936	73,824	56,725	53,548	61,000	44,326	111,498
Debit (Imports)	89,436	93,586	75,289	65,572	71,508	53,176	131,025
Goods and Services	(3,164)	(11,863)	(18,267)	(12,680)	(8,715)	(7,487)	(14,853)
Credit (Exports)	67,305	64,055	45,998	41,862	48,056	34,863	87,971
Debit (Imports)	70,469	75,917	64,266	54,541	56,771	42,350	102,824
Goods	3,179	(4,641)	(13,479)	(9,148)	(4,571)	(4,324)	(7,753)
Credit (Exports)	60,282	56,899	38,572	34,091	39,676	28,777	72,762
Debit (Imports)	57,103	61,539	52,051	43,239	44,247	33,100	80,516

	For the Year ended December 31,					For the first nine months ended September 30,
Account	2013	2014	2015	2016	2017	2017	2018
	(in Millions of U.S. Dollars)
Services	(6,343)	(7,222)	(4,789)	(3,532)	(4,144)	(3,163)	(7,100)
Credit (Exports)	7,022	7,156	7,426	7,771	8,380	6,086	15,208
Debit (Imports)	13,366	14,378	12,215	11,303	12,523	9,249	22,308
Primary Income	(14,223)	(12,521)	(5,727)	(5,225)	(8,389)	(6,091)	(16,651)
Credit (Exports)	3,624	3,997	4,483	4,998	5,475	4,082	9,967
Debit (Imports)	17,847	16,519	10,210	10,223	13,864	10,172	26,618
Secondary Income	4,887	4,622	5,430	5,880	6,596	4,728	11,977
Credit (Exports)	6,007	5,771	6,243	6,688	7,469	5,381	13,560
Debit (Imports)	1,120	1,150	813	808	873	653	1,583
Financial Account	(11,739)	(19,290)	(18,243)	(12,275)	(9,856)	(8,313)	(18,655)
Direct Investment	(8,557)	(12,268)	(7,505)	(9,333)	(10,267)	(7,196)	(15,638)
Net Acquisition of Financial Assets	7,652	3,899	4,218	4,517	3,690	2,836	6,588
Equity and Investment Fund Share	7,468	2,935	5,283	4,975	3,386	2,686	5,382
Debt Instruments	184	963	(1,065)	(458)	304	150	1,207
Net Incurrence of Liabilities	16,209	16,167	11,723	13,850	13,956	10,032	22,226
Equity and Investment Funds Share	13,841	13,674	9,717	9,175	12,043	8,577	18,776
Debt Instruments	2,368	2,493	2,006	4,675	1,914	1,454	3,450
Portfolio Investment	(7,438)	(11,565)	(9,166)	(4,839)	(1,618)	(2,238)	(259)
Net Acquisition of Financial Assets	3,635	7,096	(475)	5,190	6,200	3,807	8,040
Equity and Investment Fund Share					0	0	0
Debt Securities	3,635	7,096	(475)	5,190	6,200	3,807	8,040
Net Incurrence of Liabilities	11,073	18,661	8,691	10,029	7,818	6,045	8,299
Equity and Investment Fund Share	1,921	1,823	640	(363)	473	381	35
Debt Securities	9,152	16,838	8,051	10,392	7,345	5,664	8,264
Financial Derivatives and Options to Purchase Shares Employees	118	608	1,956	(621)	361	320	325
Net Acquisition of Financial Assets	(74)	(323)	(223)	(794)	(170)	(154)	(586)
Net Incurrence of Liabilities	(192)	(932)	(2,179)	(173)	(531)	(474)	(912)
Other Investments	(2,808)	(502)	(3,943)	2,353	1,123	428	(4,109)
Net Acquisition of Financial Assets	2,286	1,771	540	2,879	(737)	(515)	(2,193)
Net Incurrence of Liabilities	5,094	2,273	4,483	526	(1,860)	(942)	1,916
Reserve Assets	6,946	4,437	415	165	545	373	1,025
Net Errors and Omissions	761	472	321	(251)	652	536	872
Memorandum of the Financial Account Excluding Reserve Assets	(18,685)	(23,727)	(18,659)	(12,441)	(10,401)	(8,686)	(19,681)

(1)	Data for 2018, 2017 and 2016 are preliminary and data for 2015, 2014 and 2013 are revised.
(2)

The calculation of the change in international reserves is made based on the 6th edition of the IMF Balance of Payments Manual, following the recommendation not to include in this calculation changes due to exchange rate and price valuations.

(3)	Other financial corporations are institutional units that provide financial services, and which assets and liabilities are, in general, not available in open financial markets.

(4)

Non-financial corporations are corporations whose principal activity is the production of goods or non- financial market services. This category includes legally established companies, branches or non-resident corporations, quasi-corporations, hypothetical resident land owners units and resident non-profit institutions that are market producers of goods and non-financial services.

Source: Banco de la República—Economic Studies.

Exports of goods (according to Banco de la República) increased by 19% in 2017 compared to 2016, principally due to an increase in exports of coal of 59% and oil and its derivatives of 21%. Nontraditional exports including emeralds increased by 6.3%, from $13,588 million in 2016 to $14,450 million in 2017. Among industry exports, the largest decreases among the categories of specifically identified export products were registered by machinery and equipment, which decreased by 4.7%, nonmetallic minerals, which decreased by 1.2%, and textiles and apparel, which decreased by 0.7%. Exports of goods in 2017 totaled approximately $37.766 million, including oil and its derivatives (34.6% of total exports), coal (19.6% of total exports), coffee (6.7% of total exports), nickel (1.0% of total exports) and nontraditional exports (38.3% of total exports).

According to preliminary figures supplied by DANE and the Dirección de Impuestos y Aduanas Nacionales de Colombia (“DIAN”), exports of goods totaled $38,440 million during the first eleven months of 2018, representing a 13.4% increase compared to the same period in 2017. Exports of the group of fuels and products of the extractive industries increased by 23.4% mainly due to the growth in external sales of oil and its derivatives.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports.

Merchandise Exports to Major Trading Partners

	2013	2014(1)	2015(1)	2016(1)	2017(1)	For the eleven months through November 2018(1)
	(percentage of total exports)
United States	31.4	25.9	27.8	32.4	27.9	25.5
Venezuela	3.8	3.6	2.9	1.9	0.8	0.9
China	8.7	10.5	6.4	4.3	5.8	9.5
Netherlands	3.9	3.9	4.1	3.8	4.1	2.4
Ecuador	3.4	3.4	4.1	3.8	3.9	4.4
Panama	5.5	6.6	6.7	5.4	6.5	7.4
Spain	4.9	5.9	4.4	3.8	2.6	2.8
Chile	2.7	1.8	2.0	2.1	2.7	2.8
Peru	2.2	2.2	3.2	3.3	3.0	2.8
Brazil	2.7	3.0	3.3	3.1	3.6	3.8
India	5.1	5.0	1.5	0.7	0.7	1.4
United Kingdom	1.9	2.0	1.8	1.5	1.1	1.0
Switzerland	0.8	0.9	1.2	1.2	0.9	0.8
Others	23.2	25.3	30.5	32.6	36.4	34.5
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100%

Totals may differ due to rounding.

1:	Preliminary.

Sources: DANE.

Merchandise Imports by Major Trading Partners(1)

	2013	2014(2)	2015(2)	2016(2)	2017(2)	For the eleven months through November 2018(2)
	(percentage of total imports)
United States	27.7%	28.5%	28.6%	26.4%	26.0%	25.1%
Mexico	9.4%	8.3%	7.2%	7.7%	7.6%	7.9%
China	17.4%	18.3%	18.5%	19.2%	18.9%	20.7%
Panama	0.1%	0.1%	0.2%	0.1%	0.1%	0.1%
Switzerland	0.9%	0.8%	0.8%	0.9%	0.9%	0.9%
South Korea	2.1%	2.3%	2.1%	1.9%	1.7%	1.5%
Germany	3.7%	4.0%	4.3%	3.8%	4.1%	4.3%
Brazil	4.3%	3.9%	3.9%	4.7%	5.0%	5.5%
Chile	1.5%	1.4%	1.4%	1.6%	1.5%	1.4%
Japan	2.5%	2.4%	2.2%	2.5%	2.7%	2.5%
Spain	1.6%	1.5%	1.7%	2.0%	2.1%	1.9%
Uruguay	0.1%	0.1%	0.1%	0.2%	0.1%	0.1%
Ecuador	1.5%	1.5%	1.5%	1.8%	1.6%	1.6%
Others	27.2%	27.0%	27.4%	27.1%	27.8%	26.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100%

Totals may differ due to rounding.

1:	Correspond to country of purchase.
2:	Preliminary

Sources: National Directorate of Customs and Taxes.

Exports to the United States were $10.6 billion in 2017, as compared to $10.3 billion in 2016. According to preliminary figures, exports to the United States were $9.8 billion for the period from January to November 2018, as compared to $9.5 billion in the same period from 2017.

Exports to Panama were $2.5 billion in 2017, as compared to $1.7 billion in 2016. According to preliminary figures, exports to Panama were $2.8 billion for the period from January to November 2018, as compared to $2.3 billion in the same period in 2017. The 23.4% increase in exports to Panama during the first eleven months of 2018 was mainly due to higher sales of crude oil (31.9%).

Exports to China were $2.2 billion in 2017, as compared to $1.4 billion in 2016. The 71% increase in exports to China in 2017 compared to the previous year was mainly due to a 71.6% increase in the export of oil and its derivatives. According to preliminary figures, exports to China totaled $3.6 billion for the first eleven months of 2018, as compared to $2.0 billion in the same period in 2017. The 80.4% increase in exports to China during the first eleven months of 2018 was mainly due to higher sales of crude oil (85.6%).

Colombia’s major trading partners classified by imports are the United States, China and the European Union. Imports from the United States were $11.4 billion in 2017, as compared to $11.3 billion in 2016. According to preliminary figures, imports from the United States were $11.3 billion for the first eleven months of 2018.

Imports from China were $8.3 billion in 2017, as compared to $8.2 billion in 2016. In 2017, imports from China increased by 1.4% as compared to 2016 mainly as a result of a 1.4% increase in imports of cell phones, flat rolled iron or steel and others. According to preliminary figures, imports from China for the first eleven months of 2018 totaled $9.3 billion.

According to preliminary figures, imports from the European Union for the first eleven months of 2018 totaled $6.7 billion.

Monetary System

Financial sector

As of November 30, 2018, Colombia’s financial sector had a total gross loan portfolio of Ps. 456.1 trillion, as compared to Ps. 430.5 trillion as of November 30, 2017. Past due loans totaled Ps. 22.1 trillion as of November 30, 2018, Ps. 19.5 trillion as of November 30, 2017, and Ps. 14.0 trillion as of November 30, 2016. Past due loans were 4.8%% of total loans as of November 30, 2018, 4.5% of total loans as of September 30, 2017, and 3.5% of total loans as of November 30, 2016. Provisions as a percentage of past due loans were 128.4% as of November 30, 2018 and 126.8% as of November 30, 2017 and 140.8% as of November 30, 2016.

The aggregate net technical capital (or solvency ratio) of Colombian banks was 15.7% of risk-weighted assets as of November 30, 2018 and risk-weighted assets increased from Ps. 453,514 trillion as of November 30, 2017 to Ps. 477,483 trillion as of November 30, 2018.

The following table shows the results of the financial sector as of and for the 12 months ended November 30, 2018:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the 12 months ended,

November 30, 2018)

	Assets	Liabilities	Net Worth	Earnings
Banks(1)	Ps. 619,419,338	Ps. 538,173,612	Ps. 81,245,726	Ps. 8,442,183
Non-Banking Financial Institutions(2)	73,356,030	45,817,716	27,538,314	2,011,378

Total	Ps. 652,344,208	Ps. 559,953,774	Ps. 92,390,434	Ps 10,149,974

(1)	Includes financial corporations, commercial financing companies and cooperatives.
(2)

Includes Financiera Eléctrica Nacional (“FEN”), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”), Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP”), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”).

Source: Financial Superintendency.

Interest rates and inflation

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2017 was 4.09%, as compared to 5.75% in 2016. The 12-month change in the CPI as of December 2018 was 3.18%. The increase in the consumer inflation in the last twelve months was mainly due to an increase in prices of education (6.38%), healthcare (4.33%) and housing (4.13%).

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2017 was 3.3%, as compared to 2016. As of December 31, 2018, the year-over-year PPI was 2.3%. The increase in the year- over-year PPI was mainly due to an increase in prices of agriculture, livestock, hunting, forestry and fishing of 4.6%.

The average short-term composite reference rate (depósitos a término fijo, or “DTF”) increased from 4.6% in 2015 to 6.8% in 2016. The average DTF for 2017 was 6.0%. As of December 31, 2018, the average DTF was 4.7%.

The following table shows changes in the CPI and the PPI and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI) (1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2013	1.9	(0.1)	4.2
2014	3.7	6.0	4.1
2015	6.8	5.5	4.6
2016	5.8	2.2	6.8
2017
January	5.5	2.7	6.9
February	5.2	1.6	6.8
March	4.7	1.1	6.7
April	4.7	1.0	6.5
May	4.4	(0.7)	6.2
June	4.0	(2.1)	6.0
July	3.4	(1.2)	5.6
August	3.9	0.5	5.6
September	4.0	1.2	5.5
October	4.1	1.7	5.5
November	4.1	1.4	5.4
December	4.1	3.3	5.3
2018
January	3.7	3.1	5.2
February	3.4	3.6	5.1
March	3.1	3.6	5.0
April	3.1	4.2	4.9
May	3.2	7.0	4.7
June	3.2	7.4	4.6
July	3.1	5.9	4.6
August	3.1	5.2	4.5
September	3.2	7.2	4.5
October	3.3	7.8	4.4
November	3.3	4.4	4.4
December	3.2	2.3	4.5

(1)

Percentage change over the previous 12 months at the end of each month indicated, except 2017 and 2018, which register percentage change from previous month. Figures for 2015, 2016, 2017 and 2018 apply the new methodology announced by DANE as described above.

(2)	Average for each of the years 2012-2016 and, for each indicated month in 2017 and 2018, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

On August 1, 2014, due to continued weakness in global demand and lower oil and raw material prices, Banco de la República increased the discount rate by 25 basis points to 4.25%. On September 1, 2014, Banco de la República increased the discount rate to 4.5% to combat higher seasonal inflation in entertainment services

(2.8%) and transportation (3.2%) in the last quarter of the year. Through August 2015, Banco de la República maintained the interest rate at 4.5% due to a smaller increase in inflation than had been projected, lower economic growth in the United States and the Euro Zone, the risk of a greater deterioration in the Chinese economy, including the recent Yuan devaluation, low oil prices, low international demand and a possible increase in the United States interest rates by the Federal Reserve. As a result of accelerated increases in the consumer price index, from September 2015 to September 2016, Banco de la República has adjusted the discount rate eleven times from 4.50% to a high of 7.75%. These increases were made because Banco de la Republica decided to phase out its monetary stimulus due to the increase in the consumer inflation caused by higher food prices, the effects of the weather phenomenon “El Niño” and the continued weakness in global demand and lower oil and raw material prices. As of November 30, 2016, Banco de la República maintained the discount rate at 7.75% due to an expected decrease in growth of commercial partners in 2016. On December 16, 2016, Banco de la República decreased the discount rate by 25 basis points to 7.50% mainly because of a decrease in inflation and an expected downturn in global economic growth. From December 2016 to January 2019, Banco de la República adjusted the discount rate twelve times from 7.75% to a low of 4.25%. These decreases were made because of a reduction in consumer inflation since September 2016.

Foreign Exchange Rates and International Reserves

Exchange Rates

On January 22, 2019, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 3,120.56=U.S. $1.00, as compared to Ps. 2,851.75=U.S. $1.00 on January 22, 2018. During the 12-month period ended January 22, 2019, the Representative Market Rate reached a high of Ps. 3,289.69 =U.S. $1.00 on December 27, 2018 and a low of Ps. 2,705.34=U.S. $1.00 on April 14, 2018.

International Reserves.

As of December 31, 2013, Banco de la República’s gross international reserves stood at $43,639.3 million and by December 31, 2014, gross international reserves had increased to $47,328.1 million. As of December 31, 2015, gross international reserves decreased by $587.7 million to $46,740.4 million. As of December 31, 2016, gross international reserves decreased by $57.6 million to $46,682.8 million. As of December 31, 2017, gross international reserves increased by $954.4 million to $47,637.2 million. As of December 31, 2018, gross international reserves increased by $764.3 million to $48,401.5 million.

In December 2011, Banco de la República decided to resume the accumulation of international reserves mainly due to three factors: (i) low interest rates in the developed economies; (ii) a decision to have a more conservative risk profile of the central bank’s portfolio; and (iii) the depreciation of the euro against the dollar by 3% in 2011. During 2012 and 2013, Banco de la República continued accumulating international reserves mainly due to the adoption of a conservative risk profile in light of the global financial crisis. In July 2014, Banco de la República decided to increase the daily amount of dollar purchases and continued accumulating international reserves, in an amount totaling $2.0 billion between July and September 2014, buying at least $30 million daily. During October 2014, Banco de la República resumed accumulating international reserves through average daily purchases of $10.0 million in competitive auctions. In November 2014, Banco de la República purchased $165.0 million in the foreign exchange market through the auction mechanism of direct purchase. From January 2014 to December 2014, Banco de la República accumulated $4.1 billion. From February 2015 to September 2018, Banco de la República did not increase its international reserves. On October 1, 2018, Banco de la República initiated a program to accumulate international reserves with an initial auction of up to $400 million. As of January 18, 2019, Banco de la República has accumulated $800.3 million in four actions.

As established by Decree 4712 of 2008 and in accordance with the technical criteria established by Resolution No. 262 of February 11, 2011, which governs the administration of excess liquidity, the General

Directorate of Public Credit and the National Treasury is allowed to perform any transaction that Colombia may require in the foreign exchange market, including the purchase of foreign exchange in such amounts and at such times as it may determine from time to time and derivatives operations that consist of swaps and forward contracts over foreign exchange. As of January 19, 2019, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts over foreign exchange.

On May 22, 2012, the Government issued Decree 1076 of 2012, which established a system to administer the “Fondo de Ahorro y Estabilización del Sistema General de Regalías”, or Savings and Stabilization Fund. Based on Legislative Act No. 05 of 2011, up to 30% of the income from the General System of Royalties will be disbursed to the Savings and Stabilization Fund. The General Directorate of Public Credit and National Treasury is responsible for transferring such royalties to the Savings and Stabilization Fund, which is managed by Banco de la República. For this purpose, the General Directorate of Public Credit and National Treasury, at its sole discretion, may buy dollars in the secondary market. Royalties are derived from natural resources, such as oil, coal and other mining activities. As of June 14, 2018, royalties reached an aggregate amount of Ps. 47.0 trillion since inception and, as of September 30, 2018 transfers in dollars into the Savings and Stabilization Fund since inception were $3.7 billion.

Public Sector Finance

General

In 2017, the Central Government deficit was 3.6% of GDP compared to a deficit of 4.0% of GDP in 2016. The Central Government deficit for 2017 was Ps. 33,636 billion, a decrease of 3.69% from the Ps. 34,925 billion deficit registered in 2016. Central Government revenues increased by 12.2%, from Ps. 128,367 billion in 2016 to Ps. 144,062 billion in 2017, while Central Government expenditures increased by 6.9%, from Ps. 163,293 billion in 2016 to Ps. 174,519 billion in 2017. The increase in expenditures was primarily due to increases in operating and interest expenditures.

On June 14, 2018, the Government released the Medium Term Fiscal Plan 2018, which estimates a Central Government deficit in 2018 of 3.1% of GDP. However, no assurance can be given concerning actual results for 2018 and periods beyond.

2019 Budget

The 2019 budget became Law 1940 on November 26, 2018.

The following table shows the principal assumptions as of June 16, 2018:

Principal 2018 Assumptions

2018 Assumptions
Gross Domestic Product
Real GDP	Ps.857,296,930
Real Devaluation(2)	(2.1)%
Domestic Inflation (consumer price index)	3.3%
External Inflation(3)	2.5%
Real Devaluation at End of Period	(2.1)%
Export Prices
Coffee (ex-dock) ($/lb)(4)	1.4
Oil ($/barrel)(5)	59
Coal($/ton)(6)	88
Gold($/Troy oz.)(4)	929

(1)	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in July 2018.
(2)	End of period.
(3)	“External Inflation” is based on projected inflation in the United States as published in the IMF, World Economic Outlook Database, as of April 2018.
(4)	Budget assumptions based on data from Banco de la República.
(5)	Based on inputs provided by the Mining and Energy Technical Group established by the Fiscal Rule and oil futures market. Projections include an average price of Brent oil of $51 per barrel.
(6)	Based on projections by the General Directorate of Macroeconomic Policy.

Source: General Directorate of Macroeconomic Policy, Ministry of Finance.

The figures set forth in this “—Public Sector Finance” section represent the Government’s assumptions as of July 28, 2018. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Flexible Credit Line with the IMF

On June 24, 2013, the IMF’s Executive Board approved a two-year SDR 3.87 billion successor arrangement under the Flexible Credit Line, which at June 24, 2013 was equivalent to approximately $5.84 billion. On June 17, 2015, the IMF’s executive board approved a two-year SDR 3.87 billion successor arrangement under the IMF’s Flexible Credit Line, which at June 17, 2015 was equivalent to approximately $5.45 billion. On June 13, 2016, the IMF’s Executive Board approved a successor two-year arrangement under the Flexible Credit Line in the amount of SDR 8.18 billion, approximately U.S. $11.35 billion, and canceled the previous arrangement of SDR 3.87 billion. On June 6, 2017, the IMF Board reaffirmed Colombia’s continued qualification to access US$ 11.4 billion under the Flexible Credit Line. The Government intends to treat the credit line as precautionary and does not plan to draw on the facility. On May 25, 2018, The Executive Board of the IMF approved a successor two-year arrangement for Colombia under the FCL in an amount equivalent to SDR 7.9 billion, approximately U.S. $11.4 billion, and canceled the previous arrangement for SDR 8.2 billion. The Government has stated its intention to treat the arrangement as precautionary and does not plan to draw on the facility.

Public Sector Debt

Colombia’s ratio of total net non-financial public sector debt to GDP was, 34.6% in 2013, 38.7% in 2014, 43.1% in 2015 and 43.2% in 2016. For the year ended December 31, 2017, the ratio of total net non-financial public sector debt to GDP increased to 44.5%, mainly due to the increase in the amount of debt of the Central Government. As of September 2018, the ratio of total net non-financial public sector-debt to GDP was 42.4%.

Public Sector Internal Debt

As of December 31, 2017, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 290.0 trillion, compared to Ps. 263.4 trillion as of December 31, 2016.

The following table shows the direct internal funded debt of the Central Government as of December 31, 2018 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt

At December 31, 2018
Treasury Bonds	Ps. 282,908,638
Treasury Bonds (short term)	10,499,998
Pension Bonds	9,137,740
Peace Bonds	1,164
Constant Value Bonds	1,447,194
Others(1)	362,037
Security Bonds	15
Treasury notes	28,896,727
Total	Ps. 333,253,513

Total may differ due to rounding. (1) Includes other assumed debt.

Source: Deputy Directorate of Risk—Ministry of Finance.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government was Ps. 64.0 billion as of December 31, 2018.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of November 30, 2017		As of November 30, 2018
Central Government	U.S. $	47,544	U.S. $	49,748
Public Entities(2)
Guaranteed		1,981		1,953
Non-Guaranteed		21,534		20,108

Total External Funded Debt	U.S. $	71,058	U.S. $	71,809

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of November 30, 2017 and November 30, 2018, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database—Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of November 30, 2017		As of November 30, 2018
	(in millions of U.S. dollars)
Multilaterals	U.S. $	19,977	U.S. $	20,872
IDB		8,757		8,763
World Bank		9,421		10,102
Others		1,799		2,008
Commercial Banks		5,687		5,857
Export Credit Institutions		3,021		3,130
Bonds		41,648		41,256
Foreign Governments		723		692
Suppliers		3		2

Total	U.S. $	71,058	U.S. $	71,809

Total may differ due to rounding.

(1)

Provisional, subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of November 30, 2017 and November 30, 2018, respectively.

Source: Debt Registry Office Ministry of Finance.

On January 28, 2014, Colombia issued U.S. $2,000,000,000 aggregate principal amount of its 5.625% Global Bonds due 2044.

On October 28, 2014, Colombia issued U.S. $500,000,000 aggregate principal amount of its 4.000% Global Bonds due 2024 and U.S. $500,000,000 aggregate principal amount of its 5.625% Global Bonds due 2044 in a reopening of each such series.

On January 28, 2015, Colombia issued U.S. $1,500,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045.

On March 26, 2015, Colombia issued U.S. $1,000,000,000 aggregate principal amount of its 5.000% Global Bonds due 2045 in a reopening of such series.

As of May 31, 2015, floating (i.e., short-term debt with an original maturity of one year or less) public sector external debt totaled U.S. $513 million.

On September 21, 2015, Colombia issued U.S $1,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2026.

On March 22, 2016, Colombia issued €1,350,000,000 aggregate principal amount of its 3.875% Global Bonds due 2026.

On January 25, 2017, Colombia issued U.S $1,000,000,000 aggregate principal amount of its 3.875% Global Bonds due 2027 and U.S. $1,500,000,000 in a reopening of the 5.000% Senior Notes due 2045.

On August 9, 2017, Colombia issued U.S. $1,400,000,000 aggregate principal amount of its 3.875% Global Bonds due 2027 in a reopening of its 3.875% Global Bonds due 2027.

On October 12, 2018, Colombia issued U.S $1,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2029 (the “2029 Bonds”) and U.S. $500,000,000 in a reopening of its 5.000% Senior Notes due 2045. The proceeds of the 2029 Bonds were used in part for payment of Colombia’s offer to purchase U.S. 1,000,000,000 of its 7.375% Global Bonds due 2019.